Supplement Dated March 25, 2022
to the Prospectus dated May 1, 2008 and
Notice Document dated May 1, 2021 for

Spinnaker® Choice Variable Annuity
Issued By: Symetra Life Insurance Company

The following supplements and amends the prospectus dated May 1, 2008, as previously supplemented, and the Notice Document, dated May 1, 2021.

Portfolios Available Under Your Contract:
The Fidelity® VIP Growth & Income Portfolio - Initial Class is only available if you have been continuously invested in it as of April 1, 2022.